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[SAFEGUARD SCIENTIFICS, INC. LOGO]
                                                                 EXHIBIT 99.4


800 The Safeguard Building
435 Devon Park Drive
Wayne, PA  19087-1945

Telephone: 610-293-0600
Toll Free: 1-877-506-7371

                                October 8, 1999

Dear Safeguard Shareholder:

This letter provides answers to the most frequently asked questions we've been receiving regarding our directed share subscription program. We will continue to post updates on our Web site (www.safeguard.com) and investor relations line (1-888-SFE-1200).

Q: What is the directed share subscription program (DSSP) and how does it benefit Safeguard shareholders?

A: The DSSP was pioneered by us to allow Safeguard shareholders who own at least 100 shares in a single account on a given record date the opportunity to participate in a portion of the IPO of a Safeguard partner company.
     This opportunity to participate in an IPO, which is typically reserved primarily for institutional investors, should provide Safeguard shareholders with the potential for significant long-term appreciation as direct shareholders of Safeguard partner companies.

Q: Will Safeguard shareholders be able to participate in the IPOs of all Safeguard partner companies?

A: No. It is our goal to negotiate for the ability to use either the DSSP or a rights offering in the IPOs of our partner companies. However, there may be some offerings in which it would not be feasible to allocate a portion of the shares to the DSSP, either because of the size of the offering, the timing of the offering, the nature of Safeguard's role in the company, or other reasons.

Q:   Who will be eligible to participate in the DSSP?

A: Only holders of 100 or more shares of Safeguard stock in a single account on the record date for an offering will be eligible to participate. This minimum applies to each account, not the aggregate of all accounts. Therefore, if you hold 50 shares of Safeguard stock in one account and 50 shares in a different account, you will not be considered to be the owner of 100 shares of Safeguard stock.

Q:   How will I know when a record date has been set?

A: We will announce record dates by issuing a press release, updating our Web site and our investor relations line, and distributing e-mail alerts to people who sign up for this on our Web site. We will set record dates WITHOUT ANY ADVANCE NOTICE. Notice will be given only on the record date. This means that anyone who is short shares of Safeguard stock on the record date will also be short the IPO shares at the IPO price.

Q:   Are any offerings currently pending?

A: We recently announced a September 7, 1999, record date for participation in the DSSP for Pac-West Telecomm, Inc. The proposed DSSP ratio is an offer to purchase one share of Pac-West for each ten Safeguard shares owned. If the Pac-West offering is delayed or canceled, or if the DSSP for various reasons cannot be implemented, the DSSP for the offering will be delayed or canceled.

     Headquartered in Stockton, California, Pac-West is an integrated communications provider (ICP) committed to providing usage-intensive customers, including Internet service providers (ISPs), medium and small businesses, and enhanced communications service providers a single source for all their telecommunications needs. Pac-West provides Internet access and
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     other Internet infrastructure services to ISPs, who can either collocate and maintain their own equipment at Pac-West's switching sites, or subscribe to an integrated managed modems service that includes access lines, modems, routers, authentication service, and technical support. For medium and small businesses, Pac-West designs, installs, and maintains telephone equipment and provides bundled local, long distance, and data services, including private line data transport and digital subscriber line
     (DSL) service.

     Bear, Stearns & Co. Inc., Banc of America Securities LLC, and First Union Capital Markets Corp. will act as the managing underwriters of Pac-West's initial public offering.

     A registration statement relating to the common stock of Pac-West Telecomm has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This notice shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state. To the extent necessary to meet the 1 for 10 allocation ratio, Safeguard expects to sell a portion of its Pac-West shares in the DSSP. The offering will be made only by means of a prospectus, subject to the effectiveness of the registration statement.

Q: Since you set a record date for the Pac-West Telecomm offering, why haven't I received any information yet?

A: The record date only determines who will receive an offer to purchase shares in the program. No offers will be distributed to you until a preliminary prospectus is available, which will be approximately two to three weeks before the offering is expected to go effective and price. For Pac-West Telecomm, we presently expect preliminary prospectuses to be available in mid-October 1999.

Q: How will you allocate the opportunity to purchase IPO shares to Safeguard shareholders?

A: The offering ratio will vary from time to time but will be based on the number of shares being offered under the DSSP in relation to the number of Safeguard shares outstanding at the time of an offering. For the Pac-West Telecomm DSSP, Safeguard shareholders will receive an offer to purchase one share of Pac-West common stock for each 10 shares of Safeguard owned on the record date. The ratio of shares offered to Safeguard shareholders may be subject to reduction if the overall size of the offering is reduced.

     If you hold at least 100 shares of Safeguard common stock but the number of shares you own is not evenly divisible by the allocation ratio, we will round up your subscription offer to the next whole number. For example, a Safeguard shareholder with 275 shares of Safeguard will receive an offer to purchase 27.5 shares of Pac-West, which will be rounded up to 28.

     Offers to purchase shares under the DSSP
     .  are nontransferable and
     .  cannot be combined among multiple accounts.

Q:   If I am affiliated with an NASD member, can I participate in the DSSP?

A: The NASD has granted an exemption from its free-riding rule for the DSSP for Pac-West Telecomm. Therefore, holders of at least 100 shares of Safeguard in a single account on September 7, 1999, including most restricted persons under the NASD rule, will be permitted to participate in the DSSP for Pac-West. The exemption does not cover officers and directors of the managing underwriters of the Pac-West offering or employees of the managing underwriters with access to non-public information about the offering.
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Q:   What information will I receive for each offering?

A: Approximately two to three weeks before an offering is expected to price, the subscription offer will be mailed to you if you are a direct shareholder or will be delivered electronically to your brokerage account if you hold your Safeguard shares in street name. We also will distribute a preliminary prospectus for the IPO company and an offering letter that further explains the DSSP. The materials will include

         .  an anticipated price range
         . the period of time during which we expect the offering to price . the terms of the offering and . a description of the IPO company and the risks involved in an investment.

     The anticipated price range and expected offering dates will be estimates and cannot be guaranteed.

     After an offering goes effective and the IPO price has been set, we also will distribute a final prospectus for the IPO company.

Q: If I hold my Safeguard shares in a brokerage account, can you send the prospectus and subscription information directly to me instead of sending it through my broker?

A: The existing distribution channels do not permit us to distribute these materials to you directly. However, you will be able to view a copy of the prospectus on our Web site at www.safeguard.com once it becomes available.

Q: What happens if I move my Safeguard shares to a different brokerage account after the record date for an offering but before I've received the subscription offer?

A: The offer can only be distributed to the account in which your Safeguard shares were held on the record date for an offering. However, if you transfer your account to a different brokerage account after the record date for an offering but before the subscription offer is received, the Depository Trust Company has a procedure in place through which your broker can request that the subscription offer be moved to your new account as long as no actual transfer of beneficial ownership has occurred. Likewise, the subscription offer can only be distributed to you directly if you are holding your Safeguard shares in certificate form on the record date for an offering.

Q:   What if I don't receive any information from my broker?

A: You should be sure your broker is familiar with this program and can provide you with prompt information. If the subscription offer does not show up in your brokerage account or you do not receive the preliminary prospectus and offer letter during the timeframe when we expect to have these materials available, you should be sure to at least call your broker for further information at that time.

Q: How will I know what the offering price and the expiration date for the offering will be?

A: When the offering is declared effective by the SEC and the offering price is set, Safeguard will

         .  issue a press release to the wire services
         .  post this information on our Web site at www.safeguard.com
         . send you an e-mail alert if you signed up for this on our Web site (we encourage you to sign up for this if you have not already done so) . update our automated investor relations line (1-888-SFE-1200) (if you choose option #4, you will be able to listen to the text of our six most recently issued press releases or request a faxed copy of a release)
         . notify the New York Stock Exchange, which will notify all of its members
         . notify the depository that holds stock on behalf of the brokerage community, which will electronically notify all of its participating brokers.

     YOU WILL NOT RECEIVE DIRECT NOTICE FROM SAFEGUARD OR THE IPO COMPANY
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     OF THE OFFERING PRICE AND THE EXPIRATION DATE. You will have to monitor one of the above sources (press release, Safeguard's Web site, investor relations line, or e-mail alerts, for which you must sign up on our Web site) on which we will publicize the offering price and expiration date to know when to deliver your subscription instructions and payment.

Q:   How much time will I have to make a decision?

A: We will distribute the preliminary prospectus and other subscription information approximately two to three weeks before an offering is expected to price. No subscriptions or payment can be accepted prior to the date the offering is declared effective and the IPO price is set.

     Safeguard shareholders will have no more than four business days from when the IPO price is set to subscribe to the offering. For those shareholders who hold their shares in street name, we caution you that brokers will require some time to process subscriptions from Safeguard shareholders. Therefore, brokers most likely will stop accepting subscriptions earlier than the fourth business day after the IPO price is determined.

Q:   How do I subscribe for shares under this program?

A: If your Safeguard shares are held in a brokerage account, you must deliver subscription instructions and payment through your broker. Only your broker will be able to subscribe on your behalf. The offering agent will be unable to directly accept your subscription and payment.

     If you hold your Safeguard shares directly, you must follow the instructions in the offer letter and subscription form you will receive directly from Safeguard and submit your subscription and payment to the offering agent noted on the subscription form.

     In either case, you will have to be alert and monitor one of the sources (press releases, Safeguard's Web site, automated investor relations line or e-mail alerts, for which you must sign up on our Web site) on which Safeguard will publicize the offering price and expiration date to know when to deliver your subscription and payment. Time will not permit us to notify you directly of the IPO price and expiration date.

     All subscriptions and payments must be received by the offering agent by 5:00 p.m. New York City time on the fourth business day after the IPO price has been set.

Q: What if I'm on vacation or otherwise unavailable when the offering is priced?

A: If you will not be available when an offering is expected to price, you should leave instructions with someone who will be able to act on your behalf or contact your broker to determine how to make certain you will be able to subscribe in a timely manner. The offering agent will stop accepting subscriptions under the program at 5:00 p.m. New York City time on the fourth business day after the offering has priced.

Q:   Can I buy more shares of the IPO company than I've been offered?

A: No. We do not offer an oversubscription privilege under our DSSP. However, you may purchase additional shares of the IPO company in the open market, at market price, when trading commences.

Q:   When will the shares purchased in the DSSP be issued?

A: Approximately six to seven business days after the IPO price has been set, the shares of the IPO company purchased in the DSSP are electronically distributed for delivery into street name shareholder accounts and stock certificates are mailed to direct Safeguard shareholders.